

December 6, 2013

Via E-mail
Mr. Louis M. Riccio, Jr.
Senior Vice President and Chief Financial Officer
La-Z-Boy, Incorporated
1284 North Telegraph Rd.
Monroe, MI 48162

> **Re:** **La-Z-Boy, Incorporated**
> **Form 10-K for the fiscal year ended April 27, 2013**
> **Filed June 18, 2013**
> **Form 10-Q for the quarter ended October 26, 2013**
> **Filed November 19, 2013**
> **File No. 1-9656**

Dear Mr. Riccio:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarter ended October 26, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Results of Operations, page 21

1.   In future annual and quarterly filings please provide a more robust discussion of your results that identifies, explains, and quantifies the factors that impacted your results during each period. For example, we note that consolidated sales, upholstery sales, and retail sales benefited from increased volumes, favorable product mix, and increased selling prices without quantification of each factor and without explanation of the reasons for the changes. In addition, we note casegoods sales showed "continued weakness" without further explanation. To the extent practicable, please further explain the underlying reasons for changes and quantify the impact that the factors you identify had on your results. See Item 303 of Regulations S-K and SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief